                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Schedule 13-D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

            HONDO OIL & GAS COMPANY, formerly Pauley Petroleum Inc.
            -------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of class of Securities)

                       438138-10-9, formerly 703674-10-1
                       ---------------------------------
                                 (CUSIP Number)

                   Robert O. Anderson, Chairman of the Board
                               The Hondo Company
             410 East College Boulevard, Roswell, New Mexico 88201
           (Person Authorized to Receive Notices and Communications)

                                 July 22, 1993
                                 -------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

CUSIP No. 438138-10-9
                                 Page 2 of 15
CONTROL GROUP MEMBER I

Response to Question  1:  The Hondo Company
Response to Question  2:  N/A
Response to Question  3:  SEC USE ONLY
Response to Question  4:  BK
Response to Question  5:  N/A
Response to Question  6:  New Mexico
Response to Question  7:  10,150,200
Response to Question  8:  0
Response to Question  9:  10,150,200
Response to Question 10:  0
Response to Question 11:  10,150,200
Response to Question 12:  N/A
Response to Question 13:  78%
Response to Question 14:  CO

CUSIP No. 438138-10-9
                                 Page 3 of 15

CONTROL GROUP MEMBER II

Response to Question  1:  Robert O. Anderson
Response to Question  2:  N/A
Response to Question  3:  SEC USE ONLY
Response to Question  4:  BK
Response to Question  5:  N/A
Response to Question  6:  United States
Response to Question  7:  10,150,200
Response to Question  8:  0
Response to Question  9:  10,150,200
Response to Question 10:  0
Response to Question 11:  10,150,200
Response to Question 12:  N/A
Response to Question 13:  78%
Response to Question 14:  CO

CUSIP No. 438138-10-9
                              Page 4 of 15

CONTROL GROUP MEMBER III

Response to Question  1:  Lonrho, Inc.
Response to Question  2:  N/A
Response to Question  3:  SEC USE ONLY
Response to Question  4:  BK
Response to Question  5:  N/A
Response to Question  6:  Delaware
Delaware to Question  7:  10,150,200
Response to Question  8:  0
Response to Question  9:  10,150,200
Response to Question 10:  0
Response to Question 11:  10,150,200
Response to Question 12:  N/A
Response to Question 13:  78%
Response to Question 14:  CO

CUSIP No. 438138-10-9
                           Page 5 of 15

CONTROL GROUP MEMBER IV

Response to Question  1:  Lonrho Plc
Response to Question  2:  N/A
Response to Question  3:  SEC USE ONLY
Response to Question  4:  BK
Response to Question  5:  N/A
Response to Question  6:  Great Britain
Delaware to Question  7:  10,150,200
Response to Question  8:  0
Response to Question  9:  10,150,200
Response to Question 10:  0
Response to Question 11:  10,150,200
Response to Question 12:  N/A
Response to Question 13:  78%
Response to Question 14:  CO

ITEM 1.   Security and Issuer.
          --------------------

          Common Stock, $1 par value (the "Common Stock")
          Hondo Oil & Gas Company ("Hondo Oil & Gas")
          410 East College Boulevard
          Roswell, New Mexico 88201

ITEM 2.   Identity and Background.
          ------------------------

          This statement is being filed by The Hondo Company, a New Mexico corporation ("Hondo"), whose principal business and office address is 410 East College Blvd., Roswell, New Mexico 88201. The principal business of Hondo is the ownership and operation of ranch and farm properties in the southwestern part of the United States. Also, through its ownership interest in Hondo Oil & Gas, Hondo is engaged in California real estate operations and international oil and gas exploration and production.

          The executive officers and directors of Hondo and their residence or business addresses and positions are as follows:

          Robert O. Anderson
          Co-Chairman, Director, President
          The Hondo Company
          410 East College Boulevard
          Roswell, New Mexico 88201

          Robert B. Anderson
          Director
          The Hondo Company
          410 East College Boulevard
          Roswell, New Mexico 88201

          W. Phelps Anderson
          Director, Vice President
          The Hondo Company
          410 East College Boulevard
          Roswell, New Mexico 88201

          R. W. Rowland
          Co-Chairman, Director
          Lonrho Plc
          Cheapside House
          138 Cheapside
          London EC2V 6BL
          United Kingdom

          P. G. B. Spicer
          Director
          Lonrho Plc
          Cheapside House
          138 Cheapside
          London EC2V 6BL
          United Kingdom

          R. E. Whitten
          Director
          Lonrho Plc
          Cheapside House
          138 Cheapside
          London EC2V 6BL
          United Kingdom

          Richard W. Reese
          Vice President
          The Hondo Company
          410 East College Boulevard
          Roswell, New Mexico 88201

          Ian Brownlow
          Vice President and Treasurer
          The Hondo Company
          410 East College Boulevard
          Roswell, New Mexico 88201

          S. H. Cavin
          Secretary
          The Hondo Company
          410 East College Blvd.
          Roswell, New Mexico 88201

          All of the executive officers and directors of Hondo are citizens of the United States, except for Messrs. Rowland, Spicer, Whitten and Brownlow, who are citizens of the United Kingdom. The shareholders of Hondo and their approximate respective percentages of ownership of Hondo as of July 22, 1993 are set forth below:

                                        Percentage
                                         of Hondo
       Hondo Shareholders              Common Stock
       ------------------              ------------
       Robert O. Anderson              40.002%*
       Robert B. Anderson               5.005
       W. Phelps Anderson               5.005
       Lonrho, Inc.                    49.988

Robert O. Anderson is the father of Robert B. Anderson and W. Phelps Anderson. Lonrho, Inc., a Delaware corporation, is an

*subject to Option described in Item 5.

indirect, wholly owned subsidiary of Lonrho Plc, a public company registered in England and listed on the London and Johannesburg stock exchanges. Lonrho Plc and its subsidiaries are engaged in a variety of activities, including mining, agriculture, motor vehicle and agricultural equipment distribution, manufacturing, freight forwarding and warehousing, printing and publishing and the ownership and management of property and hotels. The principal business and office address of Lonrho, Inc. is: 805 3rd Avenue, New York, New York 10022. The principal business and office address of Lonrho Plc is: Cheapside House, 138 Cheapside, London, England EC2V 6BL.

          All of the shareholders of Hondo are parties to a Shareholders' Agreement governing the transfer and voting of their shares and the election of directors which is unchanged since January 19, 1988.

          The executive officers and directors of Lonrho, Inc. and their residence or business address and positions are as follows:

          John F. Price
          President and Director
          Lonrho, Inc.
          805 3rd Avenue
          New York, New York 10022

          James Evans
          Controller
          Lonrho, Inc.
          805 3rd Avenue
          New York, New York 10022

          Rudolph H. Funke
          Secretary
          Lonrho, Inc.
          805 3rd Avenue
          New York, New York 10033

          R. W. Rowland
          Director
          Lonrho, Inc.
          Cheapside House
          138 Cheapside
          London, England EC2V 6BL

          R. E. Whitten
          Director
          Lonrho, Inc.
          Cheapside House
          138 Cheapside
          London, England EC2V 6BL

          R. F. Dunlop
          Director
          Lonrho, Inc.
          Cheapside House
          138 Cheapside
          London, England EC2V 6BL

          Messrs Evans and Funke are citizens of the United States. All other executive officers and directors of Lonrho, Inc. are citizens of the United Kingdom.

          The executive officers and directors of Lonrho Plc and their residence or business address and positions are as follows:

          M. J. J. R. Leclezio
          Chairman
          Lonrho Plc
          Cheapside House
          138 Cheapside
          London, England EC2V 6BL

          R. F. Dunlop
          Deputy Chairman
          Lonrho Plc
          Cheapside House
          138 Cheapside
          London, England EC2V 6BL

          P. G. B. Spicer
          Deputy Chairman
          Lonrho Plc
          Cheapside House
          138 Cheapside
          London, England EC2V 6BL

          R. W. Rowland
          Joint Managing Director and Chief Executive
          Lonrho Plc
          Cheapside House
          138 Cheapside
          London, England EC2V 6BL

          D. Bock
          Joint Managing Director and Chief Executive
          Lonrho Plc
          Cheapside House
          138 Cheapside
          London, England EC2V 6BL

J. A. Hewlett
Director
Lonrho Plc
Cheapside House
138 Cheapside
London, England EC2V 6BL

S. E. Jonah
Director
Lonrho Plc
Cheapside House
138 Cheapside
London, England EC2V 6BL

N.J. Morrell
Director
Lonrho Plc
Cheapside House
138 Cheapside
London, England EC2V 6BL

J. L. Platts-Mills
Director
Lonrho Plc
Cheapside House
138 Cheapside
London, England EC2V 6BL

P.M. Tarsh
Director
Lonrho Plc
Cheapside House
138 Cheapside
London, England EC2V 6BL

R. E. Whitten
Director
Lonrho Plc
Cheapside House
138 Cheapside
London, England EC2V 6BL

Terence Wilkinson
Director
Lonrho Plc
Cheapside House
138 Cheapside
London, England EC2V 6BL

          Sir Peter W. Youens
          Director
          Lonrho Plc
          Cheapside House
          138 Cheapside
          London, England EC2V 6BL

          M. J. Pearce
          Group Secretary
          Lonrho Plc
          Cheapside House
          138 Cheapside
          London, England EC2V 6BL

          Mr. Leclezio is a citizen of Mauritius and Mr. Jonah is a citizen of Ghana. Mr. D. Bock is a citizen of Germany and Mr. Wilkinson is a citizen of South Africa. All other executive officers and directors of Lonrho Plc are citizens of the United Kingdom.

         The non-executive independent directors of Lonrho Plc and their residence or business address are as follows:

          Mr. Peter Harper
          Cheapside House
          138 Cheapside
          London, England EC2V 6BL

          Sir John Leahy, K.C.M.G.
          Cheapside House
          138 Cheapside
          London, England EC2V 6BL

          Mr. Stephen Walls
          Cheapside House
          138 Cheapside
          London, England EC2V 6BL

          None of the persons identified in this Item has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years or has been during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state laws.

Item 3.    Source and Amount of Funds or Other Consideration.
           --------------------------------------------------

          There has been no change in the source and amount of funds or other consideration reported in the original filing however, Hondo made the following sales of Hondo Oil & Gas common stock under S-3 registration statement effective October 30, 1992 in broker's transactions on the dates and at the prices indicated below:

Sales Price Date      Shares Sold  Per Share
- ----------------      -----------  ---------

     1/12/93           8,000       8.125
     1/29/93          14,000       8.25
     1/29/93          16,000       8.375
     2/10/93           7,300       9.31330
     2/12/93           8,200       9.04880
     2/17/93           8,400       8.75
     2/22/93           4,600       9.0842
     2/23/93           6,100       9.082
     2/24/93           8,400       9.33480
     2/25/93           1,000       9.50
     2/26/93           3,000       9.4875
     3/01/93             800       9.51560
     3/02/93           5,000       9.25
     7/22/93         100,000       7.875


Item 4.   Purpose of Transaction.
          -----------------------

          Hondo sold the total of 190,800 shares in brokers transactions described above pursuant to S-3 registration statement described below, proceeds used to pay down debt to Hondo's principal creditor.

          (a) An S-3 registration statement for 3,800,000 shares of Hondo Oil & Gas common stock owned by Hondo became effective October 30, 1992. In the S-3 registration statement under caption "Plan of Distribution" Hondo indicated its intention to sell shares of Hondo Oil & Gas registered thereunder from time to time in ordinary brokered transactions on the American Stock Exchange. As of the date of the Prospectus, Hondo had no agreement, arrangement or understanding with any broker or dealer regarding the sale of such shares. Proceeds from sales will go to pay down debt to Hondo's principal creditor.

          (b) Hondo currently has no plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Hondo Oil & Gas or any of its subsidiaries except as disclosed in the registration statement described under
(a) above.

          (c) Hondo currently has no plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of Hondo Oil & Gas or any of its subsidiaries except as disclosed in the registration statement described under (a) above.

          (d) No change has occurred in Board of Directors except resignations of:
          William R. Pagen               January 1, 1993
          James V. Walzel                June 3, 1993

       Robert B. Anderson     June 16, 1993
       Phelps Anderson        June 30, 1993

and the election of:
       Douglas G. McNair      February 25, 1993
       John J. Hoey           June 2, 1993
       C. B. McDaniel         November 15, 1993

          (e) Hondo currently has no plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of Hondo Oil & Gas except as disclosed in the registration statement described under (a) above.

          (f) Hondo currently has no plans or proposals which relate to or would result in any other material change in business or corporate structure of Hondo Oil & Gas except as disclosed in the registration statement described in (a) above.

          (g) No plans are currently contemplated to change the capitalization of Hondo Oil & Gas.

          (h) Hondo currently has no plans or proposals which relate to or would result in causing a class of securities of Hondo Oil & Gas to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

          (i) Hondo currently has no plans or proposals which relate to or would result in a class of securities of Hondo Oil & Gas becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

          (j) Hondo currently has no plans or proposals which relate to or would result in any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.
           -------------------------------------

          (a) Hondo beneficially owns 10,150,200 shares of Hondo Oil & Gas common stock or approximately 78% of the outstanding shares of Hondo Oil & Gas common stock based on the 13,006,892 shares of common stock issued and outstanding on June 30, 1993.

          By virtue of their shareholdings in Hondo, Robert O. Anderson, Lonrho, Inc. and indirectly, Lonrho Plc may be deemed to have beneficial ownership of the shares of Hondo Oil & Gas common stock owned by Hondo. (On July 6, 1993, Robert O. Anderson granted an option in favor of a subsidiary of Lonrho, Inc., to acquire up to 25% of the shares of The Hondo Company out of his holdings. The option may be exercised at any time on or before July 5, 1996. The exercise of the option is subject to prior commitments and pledges to lenders, Citicorp and Bank of America, made by Robert O. Anderson with respect to the shares subject thereto.)

          None of the other persons named in Item 2 beneficially owns any shares of Hondo Oil & Gas common stock.

          (b) Hondo has the sole power to vote, and to dispose of and direct the disposition of, all 10,150,200 shares of Hondo Oil & Gas common stock currently owned by it.

          By virtue of their shareholders in Hondo, Robert O. Anderson, Lonrho, Inc. and indirectly, Lonrho Plc may be deemed to have shared voting power and shared dispositive power as to the shares of Hondo Oil & Gas common stock owned by Hondo. (On July 6, 1993, Robert O. Anderson granted an option in favor of a subsidiary of Lonrho, Inc., to acquire up to 25% of the shares of The Hondo Company out of his holdings. The option may be exercised at any time on or before July 5, 1996. The exercise of the option is subject to prior commitments and pledges to lenders, Citicorp and Bank of America, made by Robert O. Anderson with respect to the shares subject thereto.)

          (c) Hondo made the following sales of Hondo Oil & Gas common stock under S-3 registration statement effective October 30, 1992 Rule 144 in broker's transactions on the dates and at the prices indicated below:


                            Sale Price
Date          Shares Sold   Per Share
- -------       -----------   ----------

1/12/93             8,000       8.125
1/29/93            14,000       8.25
1/29/93            16,000       8.375
2/10/93             7,300       9.31330
2/12/93             8,200       9.04880
2/7/93              8,400       8.75
2/22/93             4,600       9.0842
2/23/93             6,100       9.082
2/24/93             8,400       9.33480
2/25/93             1,000       9.50
2/26/93             3,000       9.4875
3/01/93               800       9.51560
3/02/93             5,000       9.25
7/22/93           100,000       7.875

          (d) Hondo has no knowledge of any other person having the right to receive or direct the receipt of dividends from, or the proceeds from Hondo the sale of Hondo Oil & Gas's common stock.

          (e) Not applicable.

Item 6.  Contracts, Arrangments, Understandings or
         -----------------------------------------
         Relationships With Respect to Securities of The Issuer.
         -------------------------------------------------------

         None

Item 7.  Material to be filed as Exhibits.
         ---------------------------------

Exhibit Number        Description
- --------------        -----------
    EX-99             Copy of initial Schedule 13-D dated January 19, 1988,
                      without Exhibits, attached hereto as an Appendix.

Signature
- ---------
         Pursuant to Rule 13d-l.(f) (1) (iii) the undersigned hereby confirm this to be their agreement in writing that this statement is filed on behalf of each of them.

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13-D is true, complete and correct.

February 4, 1994              THE HONDO COMPANY

                              By         W. PHELPS ANDERSON
                                ---------------------------
                                Name:    W. Phelps Anderson
                                Title:   Vice President

                              ROBERT O. ANDERSON
                              -----------------------------
                              Robert O. Anderson

                              LONRHO, INC.

                               By        R. E. WHITTEN
                               ----------------------------
                                Name:    R. E. Whitten
                                Title:   Director

                              LONRHO PLC


                              By         R. E. WHITTEN
                              -----------------------------
                                 Name:   R. E. Whitten
                                 Title:  Director